UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PLANTRONICS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	1-12696
(State or Other Jurisdiction of Incorporation)	(Commission file number)

345 Encinal Street
Santa Cruz, California 95060
(Address of Principal Executive Offices including Zip Code)

(831) 420-3002
(Registrant's Telephone Number, Including Area Code)

Lisa Bodensteiner (831) 458-7510
Executive Vice President and Chief Legal and Compliance Officer

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Introduction
This Form SD for Plantronics Inc. ("Poly", “Company,” “we” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2021 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Companies subject to Rule 13p-1 are required to perform certain procedures and to disclose information about the use of "conflict minerals" which include coltan, cassiterite, gold, wolframite, or their derivatives, which are limited to tungsten, tantalum and tin and gold ("3TG") that are necessary to the functionality of the products such companies manufacture or contract to manufacture. In accordance with Rule 13p-1, Poly conducted an evaluation to determine which products sold by Poly were manufactured or contracted to be manufactured and would fall under the scope of Rule 13p-1. Poly then conducted an evaluation of the components and parts used in these products to determine the likely presence of the 3TG. This evaluation was done by reviewing specifications, drawings, material declarations submitted by suppliers, and conflict Minerals Reporting Templates (CMRTs) submitted by suppliers in previous reporting years.

Our evaluation led to the conclusion that all of our products manufactured or contracted to be manufactured contain components we believe are likely to contain 3TG necessary for the functionality of those products and are therefore within the scope of Rule 13p-1 and the related rules and regulations.

Upon determination of the presence of 3TG in our products, Poly evaluated suppliers from whom we had purchased materials used in products manufactured in calendar year 2021. The full supplier list of two hundred forty-six (246) direct suppliers was filtered to exclude those suppliers providing services, packaging, collateral, or tooling which are not necessary to the functionality of the products, narrowing the list to two hundred and five (205) direct suppliers of materials necessary to the functionality of our products. We used engineering evaluation, material disclosures and previous year submissions to determine that fifty-three (53) suppliers, which represent over 98 percent of our direct spend, provided materials, components and products contained or were likely to contain 3TG. We conducted a Reasonable Country of Origin Inquiry (RCOI) by asking those suppliers providing components and parts deemed necessary for the functionality of the products and expected or known to contain 3TG to complete the Responsible Mineral Initiative (RMI) Conflict Minerals Reporting Template (CMRT) to verify the presence of 3TG and to determine the facilities – smelters or refiners (SORs) -processing those minerals with the greatest possible specificity. We analyzed the information gathered through this supply chain survey. The data on which we relied to determine the country of origin of the minerals was obtained through our membership in the RMI, using the Reasonable Country of Origin Inquiry report for member 0001695384. We also did additional evaluation of SOR’s potential geographic sourcing using sources such as publicly available financial reports, news stories, and non-governmental organization information. This inquiry led us to conclude that 3TG in our products could originate from any of the following sources:

1) recycled or scrap material.
2) countries with known active ore production that are not identified as conflict regions.
3) known or possible countries for smuggling or export of minerals out of the DRC.
4) the DRC and adjoining countries.

Poly therefore conducted further due diligence in accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High- Risk Areas (OECD 2016) and related Supplements including the Supplement on Tin, Tantalum and Tungsten, as well as those portions of the OECD Supplement on Gold applicable to downstream companies, on those SORs known to or believed to possibly source minerals from the DRC, surrounding countries or countries that are considered possible smuggling routes of materials from the conflict area (South Africa, Kenya and Mozambique) that are not adjoining countries. We support and actively participate in an industry initiative, the Responsible Mineral Initiative’s Responsible Minerals Assurance Process (RMAP), a program that audits SORs’ due diligence activities and can provide information regarding the country of origin of the minerals.

There is significant overlap between our RCOI efforts and our due diligence measures performed. The description of Poly’s Due Diligence is in the Conflict Minerals Report filed as an exhibit as part of this Disclosure.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Description
1.01	Plantronics, Inc. Conflict Minerals Report For The Year Ended December 31, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2022	PLANTRONICS, INC.

	By:	/s/ Lisa Bodensteiner
	Name:	Lisa Bodensteiner
	Title:	Executive Vice President and Chief Legal and Compliance Officer